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Gotham Ballers Inc

Own A Pro Sports Team

Small OPO · New York, NY · Sports

IMAGINE OWNING

A PRO SPORTS TEAM WITH PLAYERS STRAIGHT OUT OF THE NBA

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IMAGINE
00:00
02:35

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Gotham Ballers are part of the Champions Basketball League

Champions Basketball League is an exciting brand of sports with unique programming that is all about the fans. The 16-team professional summer basketball league begins in July of 2017. Every player recently played in the NBA! You already know and love these players! With us, you'll be watching hundreds of your favorite recent NBA players battle it out each July, August with a Championship in September. We also host year-round charity events, camps and community-based programs in all 50 states and connect fans and athletes through a bold new sports marketing model, with tickets priced at just $25 that include a meet & greet and a pregame youth shootaround with the players. ***Be in on the ground floor and own a piece of the fun today.***

WE GOT GAME NEXT SUMMER IN 16 MARKETS ACROSS THE U.S.


MINNEAPOLIS
SAN FRANCISCO
DETROIT
BOSTON
NEW YORK
CHICAGO
PHILADELPHIA
CLEVELAND
LOS ANGELES
WASHINGTON D.C.
PHOENIX
ATLANTA
DALLAS
ORLANDO
HOUSTON
MIAMI

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SPORTS TEAMS VALUES ARE GROWING

2014 CLIPPERS
SOLD FOR $2B

2012 KINGS
SOLD FOR $534M

2014 BUCKS
SOLD FOR $550M

2012 GRIZLLIES
SOLD FOR $337M

INVEST IN GOTHAM BALLERS

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INVESTMENT $7 per share | PERKS: Each investment package contains additional perks – see below.

Draft Pick Package

When you invest over $140 (20 Shares) in the Gotham Ballers you receive these Perks:

- Official Gotham Ballers Owners Certificate
- Enter all games using the Owners-Only Door and the Owners-Only Parking
- Seating in the Owners premium seats section at each game - where players meet and greet pre-game
- Free Gotham Ballers SuperFan Owners App and Owners-Only nationwide social network
- 2 Tickets to a 2017 game (can be resold on StubHub*)

All Rookie Team Package

When you invest over $500 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- Attend Gotham Ballers practices at no charge (only Owners can attend practices)
- 4 Tickets to a game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

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Rookie of the Year Package

When you invest over $1,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- 2 Official Gotham Ballers jerseys with custom Owners Designation
- Invitation for 2 to a February Gotham Ballers Owners- Only party at Walt Frazier's Restaurant with the entire NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- 2 tickets to every Gotham Ballers home game in the 2017 season (can be resold on StubHub*)

All Star Team Package

When you invest over $5,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- Invitation for 2 more (total of 4 guests) to the Owners-Only party at Walt Frazier's Restaurant with the NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- Team autographed ball – handed to you at center court at a Gotham Ballers game
- 4 tickets to every home game in the 2017 season (can be resold on StubHub*)

Season MVP Package

When you invest over $10,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- You and your guest join the Players Dinner the night before the game and are the guests of honor seated with the team during the game the following day
- Receive a post-game team photo of you with the team to be shared on Gotham Ballers and the Leagues' social media platforms
- You and your guest travel with the team to an away game of your choice

*Once the season launches all game tickets can be sold on StubHub.

In the Game Package

When you invest over $25,000 in the Gotham Ballers you receive the following additional Perks:

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- Receive all previous level perks PLUS+
- Honorary Assistant Gotham Ballers coach at a game
- Receive a game jersey from the player of your choice on your Coaching day signed by all players from both teams
- You and your guest are invited to join us in Spring Training Camp in June
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel


INVEST IN JANUARY for THE 3 POINT PERK
A chance for you to WIN one of two 7 day, all expense paid, Pro Scout Trips for two to Orlando for the June 2017 Champions Basketball League training camp!
+ 2 Additional Game VIP Tickets (a $80 value)
Invest in January – so you don't miss out

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Owners Can Attend Private Team Practices Just Like This One

WORLD CLASS FRONT OFFICE



Walt "Clyde" Frazier

NY President



Earl "The Pearl" Monroe

NY General Manager



John Wallace

NY Coach

MEET YOUR GOTHAM BALLERS

AL HARRINGTON



KENYON MARTIN



SHAWN MARION



JOSH CHILDRESS



KAREEM RUSH



DANIEL GIBSON



TYSHAWN TAYLOR



JAMAAL TINSLEY



RENALDO BALKMAN



TERRENCE WILLIAMS



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"I grew up in New Jersey. I know what New York is about. This fan base to me, is the best fan base in the world especially when it comes to basketball, For us to be able to play on this stage, in New York City, there is nothing like it – to me this is THE BEST place in the world to play basketball."
New Jersey Native, 16 Year NBA Vet, Former NY Knick
Gotham Baller, Al Harrington


GIBSON
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"You never know if one these kids could grow up to one of us. So the opportunity to interact, is probably my favorite part of being a professional Athlete."
7 year NBA Vet
Gotham Baller, Daniel "Booby" Gibson


www.ChampsHoops.com

"It doesn't cost an arm and a leg to be close to a very exciting product."
2x NBA Champion, 7x All Star and NY Knick
Gotham Ballers President Walt Frazier

"You're going to be very, very impressed."
NBA Champion, 4x All Star and Former NY Knick
Gotham Ballers GM, Earl "The Pearl" Monroe

"These guys can play".
2x NBA Champion
Champions President of Basketball, Mark Aguirre

"Wish we were playing today - I'm fired up".
NY Native, Syracuse Standout, NBA Vet
Gotham Ballers Coach, John Wallace



KEY FACTS


OWNER
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- League has 16 teams, all in great cities
- All players are exclusively from the NBA
- Fan friendly priced game tickets $17.50 to $45
- 14 games per regular season
- League-wide college-style champions tournament in Las Vegas
- Championship team wins a million dollars
- Games feature live music, cheerleaders, DJ's, fun contests, celeb appearances and more
- We have an ESPN broadcast deal
- Our community programs help kids, spread positivity, and will make you proud

COMMUNITY CONNECTIONS

Sports at the service of the community

Community is at the heart of the New York Gotham Ballers and the Champions Basketball League. Our teams will help bring sports and the community together.

What is extra special about the Champions League is that every single player to be a part of the League has committed to serving their community. The communities where they grew up, played in college and played professionally. They'll feel great and you'll feel great for helping make it possible. These memories will travel on and off the court.

Leadership from Gotham Ballers and other Champions League teams will empower community youth and their parents, teaching about nutrition and well-being, good sportsmanship, and the importance of a healthy lifestyle.

The Gotham Ballers will host camps, clinics and school programs across the New York public school system year-round. So when fans become owners, their participation supports a greater good.

CHAMPIONS FOR COMMUNITY




CHAMPIONS

ESPN

With Games Broadcast On ESPN

Gotham Ballers has Recently Been Featured In:


COLLEGE BASKETBALL PREVIEW
THE POINT GUARD ISSUE
ESPN
TIGER: Truth or Consequences
Sports Illustrated
DUKE 30
NCAA CHAMPIONS
BACK ON TOP
Summer Kicks Jump Players of 2010 Derrick Rose Poster
HOOP
LAKERS CHIP AGAIN
NBA PREVIEW: CAN THE LAKERS 3PEAT?

We're keeping a close eye on Champions Basketball League. So far, they're on the right track. -- Jeff Lenchiner

Inide Hoops

This is an impressive list of NBA and former NBA guys. -- Maggie Gray

Sports Illustrated

When you look at some of the names, you have iconic names here, and they do resonate. -- Bernt Ullman

USA Today

Champions Basketball League on track for 2017 start
September 8th, 2016

For famous basketball stars who have spent most of their lives being among the world's best at what they do, a new post-NBA summer home will soon exist: the Champions Basketball League. Champions is still on schedule to begin league play in the summer of 2017, and the early word is, things couldn't be going better.

August 10th, 2016

Nostalgic New Yorkers will get the chance to see four-time NBA All-Star Shawn Marion and former Pacers point guard Jamaal Tinsley, along with fading stars such as Kareem Rush. Ex-Nets Tyshawn Taylor, Terrence Williams and Josh Childress are also on the roster.

Sports Illustrated Now
August 9th, 2016

This is an impressed list of NBA and former NBA guys. Maggie Gray

Walt Frazier, Earl Monroe like what they see in new Knicks
August 9th, 2016

Walt Frazier, Earl Monroe like what they see in new Knicks: Walt Frazier stood at the mic, and the sharp-dressed man of teal introduced his former Knicks backcourt partner, Earl Monroe. The 71-year-old Hall of Famers were together again Tuesday at Clyde Frazier's Wine and Dine in Manhattan to promote their latest dish-and-swish venture — the Gotham Ballers of the Champions Basketball League, coming in 2017. "I think unequivocably the best backcourt ever," Frazier said

USA TODAY

Champions League set to debut
November 17th, 2015

When you look at some of the names, you have iconic names here, and they do resonate. And the reality is that sports merchandising and the business of sports is staggering. So this, to me, is a very large asset that I anticipate we'll be able to leverage across multiple product categories and deal structures, and I think we'll have a lot of fun in the process. Bernt Ullman

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Be A Fan - Own The Team







Imagine owning a piece of a pro sports team.

The average NBA team has gone up in value over ten-fold in the past 20 years according to Forbes Magazine.

This is an investment that you will definitely enjoy owning.
The best seats, the best parking, free access to practices that only owners can attend, exclusive parties for owners, a special nationwide social network that only owners will have access to, and much more. Enjoy the game as NEVER BEFORE with players STRAIGHT OUT OF THE NBA.

Like many of you, I wanted to be a team owner. Be part of something great. Entertain and have fun and be a hero for my community. Champions League is that opportunity.

The Gotham Ballers, our league's team that will play in New York City, is composed entirely of former NBA players, including All-Stars. The roster includes Shawn Marion, Kenyon Martin, Al Harrington and other world-famous talent.

The team is now part of the Champions League, playing games during NBA off-season, taking over the summer.
ESPN is our broadcast partner. You'll see many of your team's games on both Internet and national broadcast TV.
The Gotham Ballers are also part of our mission to connect with local schools across the country.

Since early 2016 we have worked with school districts in the Bronx and Manhattan, and we will change lives of kids for the better, on a regular basis. See the video below for more on this great, great mission using fantastic players who the kids love!

You can be an owner. Being a fan is great, but the special privileges of ownership are now available to you. I invite you to join us in Gotham Ballers and help us build a great basketball team, have a ton of fun and improve our communities together.

Carl George
Gotham Ballers CEO

2015-2017

OUR TIMELINE

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June 2014
Birth
Champions League formed

January 2015
Gotham Ballers Incorporated
The Gothams Ballers become the first Champions League team.

January 2016
ESPN
ESPN broadcast rights contract signed

August 2016

Players signed
Gotham Ballers players announced

August 2016

East Coast Camp
3 Day East Coast Player Camp at Barclays Center

September 2016

West Coast Camp
3 Day West Coast Mini Camp - Asics

November 2016
First Game
Gotham Ballers First Full Game vs Boston Rebellion

January-May 2017
Exhibitions
Champions Exhibition Season

May 2017
Training Camp
Gotham Ballers Training Camp

July 2017
Season Start
Gotham Ballers Season Starts

September 2017
Championship
Season Championship

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JOIN AN

IMPRESSIVE LIST OF INVESTORS

Champions League Partners **NY Star Champs LLC** **Aaski Sports** **Eagle Private Equity**
NY Team Holdings **Champions League Inc.** **JL Morgan Creative**

WHY WE INVESTED IN GOTHAM BALLERS

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"We are very, very excited about this," said Bernt Ullman of StarBranding, a New York based Gotham Ballers team owner.

"When you look at some of the names, you have iconic names here, players from the NBA and they do resonate. And the reality is that sports merchandising and the business of sports is staggering, and I think we'll have a lot of fun in the process. The reality is, we're part of this for that very reason...We firmly believe in this."

Bernt Ullmann is the President and CEO of Star Branding Equity Holdings (SBEH), a critically acclaimed licensing and brand management consumer focused partnership between Tommy and Andy Hilfiger, Joe Lamastra and Mr. Ullmann. Founded in 2009, the group specializes in creating, incubating, developing, marketing and distributing leading global lifestyle brands.

Champions League set to debut in 2016 with former NBA players, 16 teams

When it comes to jobs that are hard to land, it doesn't get much tougher than the NBA. At most, there are 450 roster spots to be had by the world's best players...

Read full Article

Star Branding - World-Class industry leading expertise

Star branding taps the unparalled expertise, vision and resources of founding partners Tommy Hilfiger, Andy Hilfiger, Joe Lamastra and Bernt Ullmann.

Star Branding

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GOTHAM
BALLERS

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USE OF FUNDS

No intended irregular use of proceeds is reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; or any expense that is for the purposes of inter-company debt or back payments.

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Meet the Founder



Carl George

Chairman & CEO

Innovative entrepreneur engaged in building several successful companies over the past twenty years. Has pioneered the Champions League and leads the Gotham Ballers!

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And the Rest of the Team

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Mark Aguirre

President & Director

As a 2 Time NBA Champion, Mr. Aguirre will bring that same laser focused leadership to the Gotham Ballers.



Brian Kelly

EVP & Director

As a media and marketing expert, Mr. Kelly will bring his innovative thinking to bring the Gotham Ballers content worldwide.

Offering Summary

Gotham Ballers invites you to invest:

This is a Common Stock Offering at $7.00 Per Share

With a 10,000 Shares Minimum and 142,850 Shares Maximum

Shares will be offered on a continuous basis until either 1) maximum number of shares or sold; 2) company at its sole discretion withdraws this offering; 3) May 1, 2017 unle Chat extended by the company until December 1, 2017.

If the Company reaches its target amount prior to May 1, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$1,725,000.00 USD	$0.00 USD
Cash & Cash Equivalents	$7,000.00 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$0.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	$0.00 USD	$0.00 USD

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Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Gotham Ballers Inc to get notified of future updates!

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